Ace Global Business Acquisition II Limited

6/F Unit B,

Central 88, 88-98 Des Voeux Road

Central, Hong Kong

VIA EDGAR

January 3, 2023

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ace Global Business Acquisition II Limited Registration Statement on Form S-1 File No. 333-262418

Ladies and Gentlemen:

Ace Global Business Acquisition II Limited (the “Registrant”) filed the above-referenced registration statement on Form S-1 (the “Registration Statement”) on January 31, 2021, as amended. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions about this withdrawal request, please contact Lawrence Venick at +852.3923.1111.

Sincerely,

/s/ Eugene Wong
By:	Eugene Wong
Title:	Chief Executive Officer